Registration Statement No. 333-217200

Filed Pursuant to Rule 433

FNGD, MicroSectors -3x FANG+ Index Inverse Leveraged ETN, Upsized By $100 Million. New Aggregate Amount Is $325 Million.

February 27, 2020 – REX Shares, LLC (REX) is pleased to announce that Bank of Montreal (BMO) has increased the aggregate principal amount of MicroSectors FANG+ Index -3X Inverse Leveraged Exchange Traded Notes (the “ETNs” or “FNGD”) by $100 million to a new total of $325 million. The ETNs offer investors -3X daily resetting inverse leveraged exposure linked to the NYSE® FANG+ Index. The ETNs, listed on NYSE Arca, were issued by BMO and launched on January 22, 2018, and have been upsized on five prior occasions.

The NYSE® FANG+™ Index includes 10 highly liquid stocks that represent industry leaders across today’s tech and internet/media companies. The index is equally weighted, providing a unique performance benchmark that offers investors a value-driven approach to technology investing. Unlike market capitalization weighted indices, which can be dominated by a few large stocks, an equal-weighted index offers for a more diversified portfolio.

“Traditional benchmark indices like the Nasdaq-100 Index (related Short ETF: SQQQ) and Technology Select Sector Index (related Short ETF: TECS) provide limited exposure to FAANG stocks. Unlike the traditional benchmark indices, the NYSE FANG+ Index offers an investment solution for direct FAANG exposure. Prior to the launch of FNGD, the opportunity to access inverse daily resetting leverage on FAANG stocks was limited. Now, with FNGD, investors can access inverse daily resetting leverage on some of the most innovative names in technology and tech-enabled companies,” said Scott Acheychek, President of REX Shares. “Despite a strong tech-led rally to start 2020, we’ve seen a considerable pullback in the equity markets. Investors, seeking a hedge against the recent volatility, have turned to the short -3X FANG ETN (FNGD). The increase in demand for FNGD has led to another upsizing event – marking the sixth time our partners at BMO have increased the number of notes outstanding since launch.”

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offering to which this press release relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

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About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.bmo.com

MicroSectors™ and REX™ are registered trademarks of REX Shares, LLC (“REX”). FANG+ is a registered trademark of ICE Data Indices, LLC (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is a product of ICE Data, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored or sold by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”) or by ICE Data or any of its affiliates or third party licensors (collectively, “ICE Data Index Parties”). REX Index Parties and ICE Data Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+™ Index to track general market performance. REX Index Parties and ICE Data Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties and ICE Data Index Parties.